Exhibit (a)(5)(D)

TRANSDIGM GROUP INCORPORATED COMPLETES CASH TENDER OFFER AND ACQUIRES CONTROL OF AEROSONIC CORPORATION

Cleveland, OH and Clearwater, FL – June 5, 2013 – TransDigm Group Incorporated (“TransDigm”) (NYSE: TDG) and Aerosonic Corporation (“Aerosonic”) (NYSE MKT: AIM) today announced the successful completion of the cash tender offer (the “Offer”) by TransDigm’s indirect wholly owned subsidiary, Buccaneer Acquisition Sub Inc. (“Purchaser”), for all of the outstanding shares of Aerosonic common stock (“Shares”) for $7.75 per Share in cash, without interest and less any applicable withholding taxes.

The Offer expired at 12:00 midnight, New York City time, on June 4, 2013. As of the expiration of the Offer, 3,553,830 Shares were validly tendered and not withdrawn (including 17,711 Shares tendered pursuant to guaranteed delivery procedures), representing approximately 88.4% of the outstanding Shares. In accordance with the terms of the Offer, Purchaser accepted for payment all Shares that were validly tendered and not withdrawn prior to the expiration of the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.

Purchaser intends to exercise the top-up option granted to it by Aerosonic, pursuant to which Purchaser will acquire from Aerosonic a number of additional Shares that, when added to the number of Shares purchased in the Offer, will result in Purchaser owning at least 90% of the outstanding Shares. The consummation of the top-up option transaction is expected to take place on or about June 10, 2013. As a result of the purchase of Shares in the Offer and pursuant to the top-up option, Purchaser will own sufficient Shares to effect promptly thereafter a short-form merger under Delaware law without the vote of any other stockholder of Aerosonic.

In the merger, Purchaser will be merged with and into Aerosonic, with Aerosonic surviving the merger and continuing as an indirect wholly-owned subsidiary of TransDigm. All remaining stockholders of Aerosonic (other than TransDigm, Purchaser, Aerosonic and any of their respective subsidiaries and holders that properly exercise appraisal rights) will receive $7.75 per Share, net in cash, without interest and less any required withholding taxes.

Advisors

Baker & Hostetler LLP is acting as legal advisor to TransDigm. Bluestone Capital Partners is acting as financial advisor and Hill Ward Henderson, PA is acting as legal advisor to Aerosonic. Hyde Park Capital also provided financial advice to Aerosonic’s Board of Directors with respect to the transaction.

About TransDigm

TransDigm, through its wholly-owned subsidiaries, is a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. Major product offerings, substantially all of which are ultimately provided to end-users in the aerospace industry, include mechanical/electro-mechanical actuators and controls, ignition systems and engine technology, specialized pumps and valves, power conditioning devices, specialized AC/DC electric motors and generators, NiCad batteries and chargers, engineered latching and locking devices, rods and locking devices, engineered connectors and elastomers, cockpit security components and systems, specialized cockpit displays, aircraft audio systems, specialized lavatory components, seatbelts and safety restraints, engineered interior surfaces and lighting and control technology.

About Aerosonic Corporation

Aerosonic designs and manufactures proprietary, highly engineered aviation components for use on commercial and military aircraft. Major product offerings include both mechanical and digital altimeters, airspeed indicators, rate of climb indicators, microprocessor controlled air data test sets, angle of attack stall warning systems, integrated air data sensors and other aircraft sensors, monitoring systems and flight instrumentation.

IMPORTANT INFORMATION ABOUT THE TENDER OFFER

This press release is not an offer to purchase or a solicitation of an offer to sell securities of Aerosonic. On May 7, 2013, TransDigm filed its offer to purchase and related materials with the Securities and Exchange Commission (the “SEC”) on Schedule TO, and Aerosonic filed its solicitation/recommendation statement with the SEC on Schedule 14D-9. AEROSONIC STOCKHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY SINCE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING TERMS AND CONDITIONS OF THE OFFER. Aerosonic stockholders may obtain a free copy of these materials and other documents filed by TransDigm or Aerosonic with the SEC at the website maintained by the SEC at www.sec.gov. In addition, these materials are available free of charge to Aerosonic stockholders from Georgeson Inc., the Information Agent for the Offer, at (800) 868-1390 (toll-free).

Some of the statements in this press release constitute “forward-looking statements.” These statements are related to the expected timing, completion and effects of the proposed transaction or other future events, and may be identified by terminology such as “may,” “will,” “should,” “expects,” “scheduled,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “potential,” or “continue,” or the negative of such terms, or other comparable terminology. These statements are only predictions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Aerosonic and TransDigm make no promise to update any forward-looking statement, whether as a result of changes in underlying factors, new information, future events or otherwise.

Media / Investor Contacts

For TransDigm Group Incorporated TransDigm Group Incorporated Liza Sabol Investor Relations (216) 706-2945 ir@transdigm.com	For Aerosonic Corporation Aerosonic Corporation Mark Perkins Executive Vice President of Sales and Marketing (727) 461-3000 mperkins@aerosonic.com